May 31, 2006

PHILIPS UPDATES MARKETS ON MEDICAL SYSTEMS BUSINESS IN MEETING WITH FINANCIAL ANALYSTS

Amsterdam, the Netherlands – Today, at a meeting with investors and financial analysts, Royal Philips Electronics (NYSE: PHG, AEX: PHI) will provide an update on the company’s performance in its Medical Systems division, also introducing major emerging developments in healthcare innovations shaping the future direction of this business.

Medical Systems speeding up growth while driving value creation
At the meeting, Philips will detail how the company’s Medical Systems business continues to serve as one of the growth engines for the company, with the Medical Systems management team remaining focused on value creation through ongoing operational improvements. In commenting on the day’s meeting, Mr. Jouko Karvinen, CEO of Philips Medical Systems, said: “In Medical Systems, Philips has continued to gain market share over the past two years as we’ve continued accelerating our revenue growth and order intake. As we speed up our operational improvements, sourcing efficiencies and the scope and reach of our service activities, we expect to return to the path of improving margins during the second half of 2006.”

In today’s meeting, senior management from Philips Medical Systems will also discuss the company’s recent rapid growth into the Asia-Pacific healthcare market, as well as advances being made in imaging systems, patient monitoring and healthcare informatics. The presentations will also address Philips’ presence throughout the care cycle, and how new medical paradigms, such as molecular medicine, are presenting opportunities for managing diseases more cost effectively.

Consumer Health & Wellness to step up activities in remote home healthcare solutions
The meeting will end with concluding remarks by Pierre-Jean Sivignon, CFO of Royal Philips Electronics on Philips’ expanding activities in the area of consumer health and wellness. “Following our recently announced acquisitions in the area of consumer health and wellness, Philips has decided to step up its activities in the area of remote home healthcare solutions. Given the different go-to-market approach of these activities from our Domestic Appliance and Personal Care division, Philips will provide additional financial disclosure on the performance of these activities as of the second quarter 2006,” Mr. Sivignon said.

For more information on the Medical Systems Analysts’ Day, please visit www.philips.com/investor

Or contact:
Jayson Otke
Philips Corporate Communications
Tel.: +31 20 59 77215
Email: jayson.otke@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.